[LETTERHEAD OF COMMAND SECURITY CORPORATION]


                             FOR IMMEDIATE RELEASE

                      COMMAND SECURITY CORPORATION REPORTS
                                YEAR END RESULTS

Lagrangeville, New York *** June 25, 1997 *** Command Security Corporation (NASDAQ:CMMD) today reported results for its year ended March 31, 1997. Revenues for the year decreased to $49,237,418 from the $54,995,444 reported for the year ended March 31, 1996. Net income before tax effect increased to $309,670 from $211,109 recorded in the prior year. Net income applicable to common stockholders decreased to $321,000 or $.05 per share from the $392,190 or $.06 per share reported in the prior year. Gross profit as a percentage of revenue increased to 17.1% for the fiscal year ended March 31, 1997 compared to 15.4% of revenue for the prior fiscal year.

William C. Vassell, Chairman of the Board, commenting on the results said, "Fiscal 1997 was a year of consolidation for Command. After increasing revenues at a compound rate in excess of 40% per year during the 1994 through 1996 period, we focused 1997 on assimilating this growth, strengthening the balance sheet, and establishing a strong base to form the foundation for future growth. During the year we closed unprofitable units and eliminated low margin contracts, which reduced revenues and somewhat impacted short term profits. We also reevaluated the life of customer lists and increased substantially the amortization of some intangible assets (a non cash charge) which resulted in additional expense of approximately $400,000 in fiscal 1997.

During fiscal 1997 EBITDA increased to approximately $3.3 million from the approximately $2.8 million reported in the prior fiscal year. Net working capital increased substantially during fiscal 1997 to $1,431,000 from the $219,000 reported as of the end of fiscal 1996.

Mr. Vassell added, "We are pleased with the progress the Company has made during fiscal 1997 and look forward to resuming our rapid growth in fiscal 1998."

Command Security Corporation provides security services through Company owned offices in New York, New Jersey, California, Illinois, Connecticut and Pennsylvania and provides back-office service agreements to independent security companies nationwide.

CONTACT:

William C. Vassell, Chairman of the Board                        914-454-3703
H. Richard Dickinson, Chief Financial Officer                    212-689-6565
Donald Radcliffe, Radcliffe & Associates, Inc.                   212-605-0174

                                  -TABLE OVER-

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                          COMMAND SECURITY CORPORATION
                       CONDENSED STATEMENTS OF OPERATIONS

                                                      Years Ended March 31,

                                                    1997               1996
                                                    ----               ----

Revenue                                         $ 49,237,418       $ 54,995,444
                                                ============       ============
Income before income tax
  benefit                                            309,670            211,109

Income Tax Benefit                                   140,360            300,541
                                                ------------       ------------
Net Income                                      $    450,030       $    511,650

Preferred Stock Dividends                           (129,030)          (119,460)
                                                ------------       ------------
Net Income Applicable
  to Common Stockholders                        $    321,000       $    392,190
                                                ------------       ------------
Income per share                                $        .05       $        .06
                                                ------------       ------------
Weighted average number
of common and common
equivalent shares outstanding                      6,955,548          6,663,986